EXHIBIT 99.1
                                                                    ------------



                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                               MAY 22, 2003


             COMPTON PETROLEUM ANNOUNCES 2003 FIRST QUARTER RESULTS
             ------------------------------------------------------

CALGARY, ALBERTA - Compton Petroleum Corporation (TSX - CMT) is pleased to announce its financial and operating results for the three months ended March 31, 2003.

Q 1 HIGHLIGHTS

o        RECORD CASH FLOW OF $48.2 MILLION

o        CONTINUED EXCELLENT DRILLING RESULTS, 85 PERCENT SUCCESS RATE

o        EXTENSION OF HOOKER TREND SIX MILES NORTH

o        THIRTY-TWO SECTION EXPANSION OF NITON AREA LAND POSITION

Compton realized record revenue, cash flow and net earnings for the quarter ended March 31, 2003.

Revenue increased 117 percent to $92.4 million from $42.5 million for the first quarter of 2002 and cash flow increased 162 percent to $48.2 from $18.4 million during the comparable period in 2002. These increases resulted from a 6 percent increase in production and a 105 percent increase in realized prices. Compton realized an average price of $39.73 per boe during the quarter as compared to an average price of $19.34 for the first quarter of 2002.

Net earnings for the quarter increased from $3.5 million in 2002 to $31.9 million in 2003. In addition to increases in production and commodity prices, net earnings in the first quarter of 2003 benefited from an $18.2 million before tax ($13.6 after tax) unrealized exchange gain on the Company's U.S. dollar denominated bonds.

Compton's first quarter 2003 exploration and development activities continued to produce excellent results. The Company drilled 30 wells during the quarter with an overall success rate of 85 percent.

Average daily production for the first quarter of 2003 was 25,853 boe per day, an increase of six percent over the comparable period of 2002. Production growth is currently restricted in Southern Alberta due to processing constraints. These constraints are temporary and with the acquisition of the Mazeppa and Gladys plants announced on May 21, 2003 and as outlined below, the Company has taken a major step forward in resolving this issue.

Compton has reached an agreement in principle with Border Midstream Services, Ltd. for the purchase of certain midstream assets including the Mazeppa and Gladys gas plants together with related compression facilities and pipelines in the area for approximately $54 million. The acquisition will provide Compton with control over processing and infrastructure facilities in Southern Alberta that are important to the Company's growth.

Compton currently processes the majority of its Southern Alberta natural gas production through the Mazeppa and Gladys facilities which are operating at their maximum combined capacity of 88 mmcf per day. Compton has approximately 2,600 boe per day of shut-in and behind pipe production in the area. With the acquisition, Compton will have the flexibility to immediately pursue and accelerate various processing alternatives, including plant expansions. This will enable

Compton to place shut-in and behind pipe production on-stream by the fourth quarter of 2003 as projected, and continue to aggressively pursue its drilling program in Southern Alberta.

FINANCIAL SUMMARY

--------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31
($000s except per share amounts)           2003            2002          CHANGE
--------------------------------------------------------------------------------

Gross revenue                              92,444          42,548          117%

Cash flow from operations (1)              48,160          18,414          162%
     Per share - basic                       0.41            0.16          156%
               - diluted                     0.39            0.16          144%

EBITDA (1)                                 54,602          21,036          160%
Net earnings                               31,894           3,472          819%
     Per share - basic                       0.27            0.03          800%
               - diluted                     0.26            0.03          767%

Capital expenditures                       38,555          19,871           94%

Weighted averages shares (000s)
               - basic                    116,338         113,087            3%
               - diluted                  122,062         117,723            4%
--------------------------------------------------------------------------------
1 Cash flow and EBITDA are Non-GAAP measures. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. EBITDA represents earnings from operations before interest, taxes, depletion, depreciation and amortization and unrealized foreign exchange gain.

OPERATING SUMMARY

--------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31
(6:1 boe conversion)                       2003            2002          CHANGE
--------------------------------------------------------------------------------

Average production
     - Natural gas (mmcf/d)                 118.7          107.1            11%
     - Liquids (bbls/d)                     6,068          6,598            -8%
     Total (boe/d)                         25,853         24,443             6%
-----------------------------

Average pricing
     - Natural gas ($/mcf)                  $6.83          $2.91           135%
     - Liquids ($/bbl)                     $35.62         $24.39            46%
     Total ($/boe)                         $39.73         $19.34           105%

Cash flow netback ($/boe)                  $20.70          $8.37          1447%
--------------------------------------------------------------------------------

OPERATIONS REVIEW
--------------------------------------------------------------------------------

DRILLING SUMMARY

During the first quarter of 2003, Compton drilled 30 gross (26 net). Of the 30 wells drilled, 11 were classified as exploratory and 19 as development wells. Four of the 30 wells drilled were standing cased wells and are awaiting completion. These standing wells are not included in the following table.

First quarter 2003 drilling results are summarized below:

--------------------------------------------------------------------------------
AREA                    GAS     OIL    D&A        TOTAL        NET       SUCCESS
--------------------------------------------------------------------------------

Southern Alberta         10       0      0          10          8.9       100%
Central Alberta           5       1      2           8          7.5        75%
Peace River Arch          2       4      2           8          5.3        75%
--------------------------------------------------------------------------------

TOTAL                    17       5      4          26         21.7        85%
--------------------------------------------------------------------------------

SOUTHERN ALBERTA

Southern Alberta continues to be a major focus for the Company and covers an extensive area starting north of Calgary and continuing south through Aphrodite and Callum. The area is prospective for multi-zone natural gas, including medium depth Belly River gas, deeper tight Basal Quartz and Wabamun Crossfield gas. In the first quarter of 2003 the company drilled a total of 12 wells in the area, six of which were exploratory and six were development wells. All were successful.

Four exploratory wells were drilled into the deep Basal Quartz sands at Hooker. A vertical well, drilled at 6-2-19-29W4, and horizontal gas well, drilled at 8-22-19-29W4, extended the play one township north and set up a potential 10 future follow-up drilling locations in Township 19-29W4. Compton currently has four net wells at Hooker waiting on weather and facilities for tie-in.

At Aphrodite, during the quarter, Compton drilled its first exploratory well using a 3-D seismic survey completed in the fall of 2002. The well has been cased and is scheduled for completion during the second quarter of 2003.

At Brant, seven wells were drilled targeting medium depth, multi-zone Belly River sands. Using Compton's seismic database and expertise, results were better than anticipated.

CENTRAL ALBERTA

In Central Alberta during the quarter, Compton drilled a total of 10 wells with a 75 percent success rate. Five wells were exploratory and five were development wells.

In late December 2002, Compton expanded its land position at Niton through a swap for 100 sections of high working interest lands for non-operated minor working interests in the southern Peace River Arch area. During the first quarter of 2003, the Company drilled four wells in the area, two of which were exploratory and two were development wells. All four wells were successful in two or more zones. The wells are cased with completion and tie-in ongoing. During the quarter Compton acquired an additional 32 sections of 100 percent working interest lands in the area and with its success to date and growing land position, the Company intends to aggressively expand activity in the area.

At Thornbury, the Company drilled three successful gas wells, two dry holes and one standing well.

PEACE RIVER ARCH

In the first quarter of 2003, Compton drilled eight wells in the Arch with a 75 percent success rate. Three successful oil wells were drilled at Cecil which extended the Charlie Lake O pool one mile north. At Worsley, two successful oil wells were completed. Elsewhere in the Arch, a successful Montney exploratory gas well was completed at Pouce Coupe and two exploratory wells were drilled and abandoned at Clearhills, north and west of Worsley.

OUTLOOK

Compton is very pleased with the results of its first quarter drilling program. The Company achieved successful results in all of its core areas. Compton's original 2003 budget anticipated capital expenditures of $171 million, based upon reinvestment of budgeted operating cash flow. Cash flow was calculated based upon conservative pricing assumptions and with the prevailing stronger commodity prices, Compton anticipates 2003 cash flow to exceed its original budget. With the Company's depth of internally generated prospects, Compton can easily expand its exploration and development capital program commensurate with increases in cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2002, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE. PER BARREL OF OIL EQUIVALENT AMOUNTS HAVE BEEN CALCULATED USING A CONVERSION RATE OF 6 THOUSAND CUBIC FEET OF NATURAL GAS BEING EQUAL TO 1 BARREL OF OIL (6 MCF = 1 BOE).

INCLUDED IN THE MD&A ARE REFERENCES TO TERMS COMMONLY USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW AND CASH FLOW PER SHARE. THESE TERMS ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA. CONSEQUENTLY THESE ARE REFERRED TO AS NON-GAAP MEASURES.

PRODUCTION

For the quarter ended March 31, 2003 production averaged 25,853 bbls per day, an increase of 6 percent from first quarter 2002 production of 24,443 bbls per day. Natural gas production averaged 118.7 mmcf per day, an increase of 11 percent from the same quarter last year. Liquids production, which includes both light oil and natural gas liquids, decreased by eight percent to 6,068 bbls per day from 6,598 bbls per day in the corresponding period in 2002 and reflects the Company's emphasis on natural gas targets.

Production during the first quarter of 2003 was marginally lower than in the fourth quarter of 2002. Average fourth quarter 2002 production benefited from initial higher production rates associated with a number of new wells placed on stream during the period.

Gas processing facilities in Southern Alberta at Mazeppa and Gladys are currently operating at maximum capacity and will limit production growth principally during the first half of 2003. These constraints are expected to be resolved by the end of the third quarter of 2003.

REVENUE AND PRICING

Colder winter weather, the lack of alternate fuel sources and high crude oil prices kept demand strong and raised prices for natural gas in the first quarter of 2003. Petroleum and natural gas revenue for the first three months of 2003 increased by 117 percent to $92.4 million, as compared to total revenue of $42.5 million in the same period last year.

Natural gas revenue was $73.0 million, an increase of 160 percent from the same period last year and directly attributable to higher volumes and higher gas prices. The Company realized an average corporate wellhead gas price of $6.83 per mcf, which is an increase of 135 percent from a realized gas price of $2.91 in the same period last year. The Company's realized first quarter 2003 gas price reflects a $0.28 per mcf loss from the Company's hedging program. Additionally, approximately 18 percent of the Company's natural gas production remains committed to aggregator contracts which received a price during the quarter that was on average $0.85 per mcf less than prices received on non-aggregator volumes.

Light oil and natural gas liquids revenue for the first quarter of 2003 was $19.5 million, an increase of 34 percent from the $14.5 million realized for the same period in 2002. The increase in liquids revenue results from higher prices offset to some degree by lower volumes. The Company's liquids price averaged $35.62 per barrel in the first quarter, a 46 percent increase from the $24.39 barrel realized during the same quarter in 2002. First quarter 2003 average crude oil prices also reflect a hedge loss of $3.92 per bbl.

HEDGING

Compton enters into hedge transactions to manage fluctuations in commodity prices to support its capital expenditure program. Oil and gas revenues for the first quarter include losses of $4.4 million on such transactions.

Current outstanding hedges for 2003 are as follows:

------------------------------------------------------------------------------------------------------
                                                      DAILY
COMMODITY       TYPE              TERM                VOLUME     PRICE                     INDEX
------------------------------------------------------------------------------------------------------
Natural gas    Collar        November 2002 -        23.8 mmcf    $4.33/mcf - $7.18/mcf      AECO
                               March 2003
Natural gas    Collar   April 2003 - October 2003   33.3 mmcf    $4.88/mcf - $7.93/mcf      AECO
Natural gas     Fixed   April 2003 - October 2003    4.8 mmcf    $6.85/mcf                  AECO
Crude oil       Fixed        January 2003 -        1,500 bbls    US$27.00/bbl               WTI
                              December 2003
Crude oil      Collar        January 2003 -          500 bbls    US$23.50/bbl -             WTI
                              December 2003                      US$27.00/bbl

                                                      DAILY
FOREIGN                                              NOTIONAL
CURRENCY        TYPE              TERM                AMOUNT     EXCHANGE RATE            INDEX RATE
------------------------------------------------------------------------------------------------------
US$             Fixed        January 2003 -         US$37,250    1.583 C$ /US$   Bank of Canada Noon
                              December 2003
------------------------------------------------------------------------------------------------------

ROYALTIES

In the first quarter of 2003, the Company's royalty expense, net of credits, was $22.9 million. This increase of 149 percent over the same period in 2002, directly results from stronger realized prices and higher production. The effective overall royalty rate in the quarter was 24.8 percent compared to 21.7 percent during the same period in 2002. The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices.

OPERATING EXPENSES

Operating expenses for the first quarter of 2003 amounted to $12.1 million, an increase of 17 percent from the $10.3 million incurred during the same period last year. On a barrel of oil equivalent basis, operating costs were $5.21 per boe as compared to $4.69 per boe last year during the first quarter. In comparison to the fourth quarter of 2002, operating costs during the first quarter of 2003 increased by five percent on a per boe basis.

GENERAL AND ADMINISTRATIVE EXPENSES

The Company's general and administrative expenses for the first quarter of 2003 totaled $2.8 million as compared to $2.5 million, excluding the impact of stock based compensation, in the first quarter of 2002. On a per barrel basis, general and administrative expenses were $1.20 in the first quarter of 2003 as compared to $1.13 for the first quarter of 2002.

INTEREST EXPENSE

Interest expense was $6.6 million in the quarter ended March 31, 2003, compared to $2.3 million in the first quarter of 2002. The increase is attributable to higher debt servicing costs associated with the long-term U.S. dollar denominated bonds.

DEPLETION, DEPRECIATION AND SITE RESTORATION

In the first quarter of 2003, the Company's depletion and depreciation expense, which includes a provision for the future costs of abandonments and restoration was $12.9 million up marginally from $12.4 million in the first quarter of 2002. On a barrel of oil equivalent basis, first quarter depletion and depreciation was $5.54 per boe as compared to $5.63 per boe in 2002. Compton's favorable depletion and depreciation rate is reflective of the Company's historical finding and development costs, which are among the best in the industry.

OPERATING CASH FLOW AND NET EARNINGS

The Company's cash flow and net earnings benefited from increased production volumes and higher commodity prices. Cash flow from operations in the first quarter of 2003 was $48.2 million ($0.41 per share basic), a 162 percent increase compared to first quarter 2002 cash flow of $17.9 million ($0.15 per share basic) excluding the impact of stock based compensation. First quarter 2003 cash flow increased 39 percent from the fourth quarter of 2002.

Net earnings for the quarter totaled $31.9 million ($0.27 per share basic), an 819 percent increase from the $3.5 million ($0.03 per share basic) earned in the first quarter of 2002. This represents an increase of 1,018 percent from fourth quarter 2002 net earnings. The increase in first quarter 2003 earnings is attributable to higher realized prices and an unrealized exchange gain of $18.2 million before tax ($14.4 million after tax) on the translation of the Company's U.S. dollar long term notes.

CAPITAL EXPENDITURES

In the first three months of 2003, the Company incurred $38.6 million of exploration and development expenditures, an increase of 94 percent over capital spending in the first quarter of 2002. The increase in exploration and development expenditures reflects the Company's expanded drilling program based upon higher cash flows. It is Compton's intention to balance exploration and development expenditures to operating cash flow.

The Company expects to spend approximately $171.0 million in capital expenditures in 2003 and maintain a capital activity allocation of 70 percent development and 30 percent exploratory.

Compton's first quarter 2003 capital expenditures are summarized as follows:

--------------------------------------------------------------------------------
Capital expenditures by category                      ($000s)           %
--------------------------------------------------------------------------------
Land and seismic                                        5,877          15
Drilling and completions                               24,726          64
Production facilities                                   6,432          17
Property acquisitions / dispositions, net               1,520           4
--------------------------------------------------------------------------------
Total capital expenditures                             38,555         100
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2003, the Company's total outstanding debt, net of working capital, was $241.8 million, as compared to $268.6 million and $209.9 million at December 31, 2002 and at March 31, 2002 respectively. All of the Company's outstanding indebtedness is comprised of U.S. dollar denominated notes with a fixed seven year term. At the end of the quarter, Compton had $128 million of available unused credit facilities through its syndicate of Canadian chartered banks. The Company's current capital structure provides flexibility to strategically pursue opportunities, as they may arise.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Friday May 23, 2003 at 8:30 a.m. Mountain Daylight Time (10:30 a.m. EDT) to discuss the Company's 2003 first quarter results. To participate in the conference call, please contact the Conference Operator at 8:20 a.m. (MDT), ten minutes prior to the call.

Conference Operator Dial-in Number: Toll-Free 1-800-814-3911
         Local Toronto (416) 640-4127

Audio webcast:
English Event URL:
         HTTP://WWW.NEWSWIRE.CA/WEBCAST/VIEWEVENTCNW.HTML?EVENTID=564080
French Event URL:
           HTTP://WWW.CNW.CA/WEBCAST/VIEWEVENTCNW.HTML?EVENTID=564080

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 30, 2003. Callers may dial toll-free 1-877-289-8525 and enter Access Code 21002217 (followed by the pound key).

ANNUAL SHAREHOLDERS' MEETING

Compton's Annual Meeting of Shareholders will be held on Tuesday, June 3, 2003 at 3:30 p.m. Mountain Daylight Time in the Historical Ballroom of the Calgary Chamber of Commerce, 517 Centre Street South, Calgary, Alberta, Canada.

================================================================================

COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

--------------------------------------------------------------------------------
                                                     MARCH 31,      December 31,
                                                          2003              2002
                                                     ---------      ------------
ASSETS

Current

     Cash                                         $   12,573        $   14,725
     Accounts receivable and other                    98,903            80,689
                                                  ----------        ----------
                                                     111,476            95,414
Deferred financing charges                            12,948            13,444
Property and equipment                               734,411           708,414
                                                  ----------        ----------
                                                  $  858,835        $  817,272
                                                  ==========        ==========

LIABILITIES

Current

     Bank debt (Note 3)                           $   40,000        $   40,000
     Accounts payable                                 70,673            63,275
                                                  ----------        ----------
                                                     110,673           103,275
Senior term notes (Note 4)                           242,435           260,634
Capital lease obligations                                120               126
Future income taxes                                  226,195           205,193
Future site restoration                                2,483             2,245
                                                  ----------        ----------
                                                     581,906           571,473
                                                  ----------        ----------
SHAREHOLDERS' EQUITY

Capital stock (Note 5)                               128,775           128,079
Retained earnings                                    148,154           117,720
                                                  ----------        ----------
                                                     276,929           245,799
                                                  ----------        ----------
                                                  $  858,835        $  817,272
                                                  ==========        ==========

================================================================================

COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(thousands of dollars, except per share amounts)
(unaudited)

--------------------------------------------------------------------------------

                                                       Three months ended
                                                            March 31,
                                                -------------------------------
                                                     2003               2002
                                                ------------       ------------
REVENUE
     Oil and gas revenues                       $     92,444       $     42,548
     Royalties, net                                  (22,924)            (9,212)
                                                ------------       ------------
                                                      69,520             33,336
                                                ------------       ------------
EXPENSES
     Operating                                        12,129             10,315
     General and administrative                        2,789              1,985
     Interest and finance costs                        6,613              2,250
     Depletion and depreciation                       12,891             12,380
                                                ------------       ------------
                                                      34,422             26,930
     Unrealized foreign exchange gain (Note 2)       (18,172)                --
                                                ------------       ------------
                                                      16,250             26,930
                                                ------------       ------------
EARNINGS BEFORE TAXES                                 53,270              6,406
                                                ------------       ------------
TAXES
     Future income taxes                              21,023              2,562
     Capital taxes                                       353                372
                                                ------------       ------------
                                                      21,376              2,934
                                                ------------       ------------
NET EARNINGS                                          31,894              3,472

RETAINED EARNINGS, beginning of period               117,720            101,288
                                                ------------       ------------
                                                     149,614            104,760

Premium on redemption of shares                       (1,460)              (339)
                                                ------------       ------------
RETAINED EARNINGS, end of period                $    148,154       $    104,421
                                                ============       ============
EARNINGS PER SHARE
     Basic                                      $       0.27       $       0.03
                                                ============       ============
     Diluted (Note 7)                           $       0.26       $       0.03
                                                ============       ============

================================================================================

COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars, except per share amounts)
(unaudited)

--------------------------------------------------------------------------------

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                -------------------------------
                                                    2003             2002
                                                -----------       ----------
CASH DERIVED FROM (APPLIED TO)

OPERATING ACTIVITIES
     Net earnings                               $    31,894       $    3,472
     Items not affecting cash
         Depletion and depreciation                  12,891           12,380
         Future income taxes                         21,023            2,562
         Amortization of deferred charges               524               --
         Unrealized foreign exchange gain           (18,172)              --
                                                -----------       ----------
     Cash flow from operations                       48,160           18,414
     Change in non-cash working capital             (11,342)           1,053
                                                -----------       ----------
                                                     36,818           19,467
                                                -----------       ----------

FINANCING ACTIVITIES
     Capital lease obligations                           (6)             (27)
     Deferred financing charges                         (29)              --
     Proceeds from share issues, net                  1,082              325
     Redemption of common shares                     (1,868)            (472)
     Change in non-cash working capital               3,132               --
                                                -----------       ----------
                                                      2,311             (174)
                                                -----------       ----------
Cash available for investing activities              39,129           19,293
                                                -----------       ----------

INVESTING ACTIVITIES
     Property and equipment additions               (37,035)         (20,043)
     Property acquisitions                           (1,520)              --
     Property dispositions                               --              172
     Site restoration                                  (122)             (21)
     Change in non-cash working capital              (2,604)          (6,954)
                                                -----------       ----------
                                                    (41,281)         (26,846)
                                                -----------       ----------

CHANGE IN CASH                                       (2,152)          (7,553)

CASH, beginning of period                            14,725            5,052
                                                -----------       ----------
CASH, end of period                             $    12,573       $   (2,501)
                                                ===========       ==========

================================================================================

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) March 31, 2003

--------------------------------------------------------------------------------


1.       BASIS OF PRESENTATION

The consolidated financial statements of Compton Petroleum Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2002.

2.       FOREIGN CURRENCY TRANSLATION

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") amended accounting standard with respect to accounting for foreign currency translation. As a result of adopting this amended standard, gains or losses on the translation of long-term debt denominated in U.S. dollars are no longer deferred and amortized over the term of the debt, but are recognized in earnings. The adoption of this amended standard resulted in an unrealized foreign exchange gain of $18.2 million in the first quarter of 2003. This amended standard affects the Company's accounting for its U.S. denominated senior term notes due May 15, 2009 (refer to Note 4).

3.       CREDIT FACILITIES

                                            MARCH 31,       December 31,
                                                 2003               2002
                                        -------------       ------------
                                             ($000's)           ($000's)

Bank credit facilities                  $      40,000     $      40,000
                                        =============     =============


As at March 31, 2003, the Company had authorized syndicated senior credit facilities, with Canadian financial institutions, in the amount of $168 million (2002 - $168 million). The senior credit facilities consist of a $158 million (2002 - $158 million) extendible revolving credit facility and a $10 million (2002 - $10 million) working capital facility. As a result of the Company's US$165 million senior notes issuance, the Company's senior credit facilities were adjusted to $168 million. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.625%, 1.625% and 1.625%, respectively. These facilities mature on July 9, 2003. The Company expects the facilities will be extended with similar terms and conditions.

Effective July 1, 2002, the Company has adopted the recommendations of the CICA's Emerging Issues Committee Abstract 122 concerning the presentation of revolving demand loans. As such, the Company has classified borrowing under its bank credit facilities as a current liability.

The credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings.

================================================================================

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) March 31, 2003

--------------------------------------------------------------------------------


4.       SENIOR TERM NOTES

                                            MARCH 31,       December 31,
                                                 2003               2002
                                        -------------       ------------
                                             ($000's)           ($000's)

Senior term notes (US$165,000,000)
     Proceeds on issuance               $    259,051    $      259,051
     Cumulative unrealized foreign
        exchange (gain) loss                 (16,616)            1,583
                                        ------------    --------------
                                        $    242,435    $      260,634
                                        ============    ==============


On May 8, 2002, the Company completed an offering of US$165 million senior notes bearing interest at 9.9 percent with principal repayable on May 15, 2009. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2002. The Company used the net proceeds to repay its entire existing bank indebtedness and for general corporate purposes. These senior notes are unsecured and are subordinate to the Company's bank credit facilities.

Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the US$165 million principal amount will be based upon the 90 day Bankers' Acceptance rate plus 4.85 percent. This arrangement resulted in an effective interest rate of 7.68 percent during period ended March 31, 2003.

5.       CAPITAL STOCK

a)       AUTHORIZED Unlimited number of common shares
         Unlimited number of preferred shares, issuable in series

b)       ISSUED AND OUTSTANDING

                                            MARCH 31, 2003                 December 31, 2002
                                      --------------------------      ---------------------------
                                       NUMBER                           Number
                                      OF SHARES         AMOUNT         of Shares         Amount
                                     -----------    ------------      -----------    ------------
                                                       (000's)                           (000's)
COMMON SHARES
   Balance, beginning of period      116,270,931    $    128,079      113,105,450    $    116,572
     Issued for cash, net                     --              --        3,085,175           9,711
     Issued for property                      --              --          350,000           1,225
     Issued for cash on
         exercise of options             384,697           1,104          526,506           1,397
     Repurchased for cash               (370,600)           (408)        (796,200)           (826)
                                     -----------    ------------      -----------    ------------
   Balance, end of period            116,285,028    $    128,775      116,270,931    $    128,079
                                     ===========    ============      ===========    ============

================================================================================

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) March 31, 2003

--------------------------------------------------------------------------------


5.       CAPITAL STOCK (CONTINUED)

c)       FLOW-THROUGH SHARES

         During 2002, common shares issued for cash include 3,085,175 common shares issued on a flow-through basis. Under the terms of the current year flow-through agreement, the Company is required to expend $17.6 million on qualifying oil and natural gas expenditures prior to December 31, 2003. As at March 31, 2003, the Company had incurred $10.4 million of qualifying expenditures.

d)       NORMAL COURSE ISSUER BID

         The Company's Normal Course Issuer Bid program commenced on February 29, 2000 and was renewed on March 8, 2003. The program will expire on March 7, 2004, unless terminated earlier by the Company. During period ended March 31, 2003 - 370,600 common shares were purchased at an average price of $5.04 per share (December 31, 2002 - 796,200 shares at an average price of $3.80 per share). All common shares purchased under the program are subsequently cancelled by the Company.

6.       STOCK-BASED COMPENSATION PLANS

         The Company has implemented a Stock Option Plan for directors, officers and employees. At March 31, 2003 - 10,503,831 (December 31, 2002 -
         10,356,528) options with exercise prices between $0.60 and $5.35 were outstanding and exercisable at various dates to March 19, 2013. The exercise price of each option equals the market price of the Company's common shares on the date of the grant.

a)       STOCK OPTIONS

         The following table summarizes the information about the stock options:

                                            MARCH 31, 2003                 December 31, 2002
                                      -------------------------         --------------------------
                                                       WEIGHTED                          Weighted
                                                        AVERAGE                           average
                                        NUMBER         EXERCISE           Number         exercise
                                      OF OPTIONS         PRICE          of Options         price
                                      -----------    ----------         ----------      ----------
FIXED OPTIONS
     Outstanding, beginning            10,356,528    $     2.21          9,829,334      $     2.03
     Granted                              565,000    $     4.84          1,669,570      $     4.00
     Exercised                           (384,697)   $     2.95           (526,506)     $     2.65
     Cancelled                            (33,000)   $     4.14           (615,870)     $     3.83
                                       ----------    ----------         ----------      ----------
     Outstanding, ending               10,503,831    $     2.32         10,356,528      $     2.21
                                       ----------    ----------         ----------      ----------
     Options exercisable, ending        7,677,622    $     1.66          7,691,288      $     1.63
                                       ==========    ==========         ==========      ==========

================================================================================

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) March 31, 2003

--------------------------------------------------------------------------------


CICA Handbook Section 3870 "Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to earnings at the time of the option grants. Had compensation cost for the Company's stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by Handbook
Section 3870, the Company's net earnings and net earnings per share for the period ended March 31, 2003 and March 31, 2002 would have been the pro forma amounts indicated below:

                                                   MARCH 31,         March 31,
                                                        2003              2002
                                                --------------   --------------
Net earnings
     As reported                                $       31,894   $        3,472
     Pro forma                                  $       31,377   $        2,876

Net earnings per common share - basic:
     As reported                                $         0.27   $         0.03
     Pro forma                                  $         0.27   $         0.03

Net earnings per common share - diluted:
     As reported                                $         0.26   $         0.03
     Pro forma                                  $         0.26   $         0.02


The weighted average fair market value of options granted in the period ended March 31, 2003 and March 31, 2002 are $3.55 and $2.90 per option, respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

                                                      2003              2002
                                                      ----              ----
Risk-free interest rate                               5.0%              5.9%
Estimated hold period prior to exercise (years)         10                10
Volatility in the price of the Company's shares     59.00%            54.42%

b)       SHARE APPRECIATION RIGHTS

Handbook Section 3870, also requires recognition of the compensation cost with respect to changes in intrinsic value for the variable component of fixed options. During the period ended March 31, 2003 and 2002, there was no significant compensation cost related to the outstanding variable component of these options. The liability related to the variable component of these options amounts to $2.7 million, which is included in accounts payable as at March 31, 2003 (December 31, 2002 - $3.2 million).

================================================================================

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) March 31, 2003

--------------------------------------------------------------------------------


7.       PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the period, calculated under the treasury stock method, used in computing basic earnings per share was 116,337,745 (2002 - 113,087,054). In computing diluted earnings per share, 5,724,171 shares were added to the weighted average number of common shares outstanding during the period ended March 31, 2003 (2002 - 4,635,535 shares) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings in computing diluted per share amounts.

8.       SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                                   March 31,          March 31,
($000's)                                                2003               2002
                                               -------------     -------------
Interest paid                                  $       1,045     $       2,199
Capital taxes paid                             $          --     $          --


9.       COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.


--------------------------------------------------------------------------------

CORPORATE INFORMATION

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange (TSX) under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410.
Website: WWW.COMPTONPETROLEUM.COM     Email: investorinfo@comptonpetroleum.com